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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 0 5 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/05** (MM/DD/YY) AND ENDING **09/30/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED FEB 0 1 2007 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 0 5 2007 BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VH 1/31/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

SUMMARY OF CONTENTS

RAYMOND JAMES

November 21, 2006

Gentlemen:

We, the undersigned, officers of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard G. Averitt III and Richard B. Franz II, officers of Raymond James Financial Services, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2006, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.



Chairman



Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 21st day of November, A.D., 2006.



Notary Public
State of Florida at Large

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

My commission expires: 2/21/09

Raymond James Financial Services, Inc.
Member NASD/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727-567-3020 • 800-237-8691 Ext. 73020 • 727-567-8765 Fax

Statement

of

Financial Condition

September 30, 2006

RAYMOND JAMES®

FINANCIAL SERVICES, INC.

Member NASD/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James Financial Services, Inc.

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

(Audited)

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 85,071
Receivables from affiliates	45,680
Other receivables, net of allowance of $2,524	10,828
Deferred income taxes, net	22,480
Property and equipment, less accumulated depreciation of $1,770	1,358
Prepaid expenses and other assets	859
	$ 166,276

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$ 43,428
Income taxes payable to Parent	22,517
Payables to affiliates	6,612
Accrued expenses and other liabilities	35,413
	107,970
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $1 par value, authorized 5,000 shares, issued and outstanding 5,000 shares	5
Additional paid-in capital	17,021
Retained earnings	41,280
	58,306
	$ 166,276

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD") and Securities Investor Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end. On December 1, 2005, RJF's Board of Directors approved a change in RJF's fiscal year from the last Friday in September of each year to September 30 of each year. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and cash equivalents

The Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Other receivables

Other receivables are reported at the outstanding amount, net of any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the uncollectible amount within the Company's existing receivables. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the potential for recovery is considered remote. Other receivables primarily relate to receivables due from independent contractor Financial Advisors and insurance related proceeds.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to seven years for software and two to five years for furniture, fixtures and equipment. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Intangible assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Intangible assets, subject to amortization, consisting of contractual agreements initially valued at $2,535,000 are carried at cost less accumulated amortization and are included in prepaid expenses and other assets in the amount of $489,000. These contractual agreements are amortized on a straight line-basis over 4.5 to 5 years and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2006 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. Based on a tax sharing agreement, RJF requires payment from the Company for the current portion of the tax provision and credits the Company for deferred tax assets as they become realizable by RJF.

Stock and stock option plan

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. The Financial Advisors, who are independent contractors, participate in a non-qualified stock option plan. Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard ("SFAS") NO. 123(R), "Share-Based Payment". Stock-based compensation expense is calculated in accordance with the fair value provisions of this pronouncement and amounts are allocated by the Parent to the Company and is included in compensation, commissions and benefits. Stock options granted to the Company's independent contractor Financial Advisors are measured by the Company at their vesting date fair value with their fair value estimate at reporting dates prior to that time. In addition, the Company classifies these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited. RJF allocates the cost of providing these plans to the Company based on cost per employee."

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 30, 2006, the Company's net capital was $41,200,000. The Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $40,950,000.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJA clears trades for the Company. RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts. Receivable from affiliates of $45,680,000 at September 30, 2006, primarily fees and sales commissions receivable; and payable to its Parent and affiliates of $6,612,000 at September 30, 2006 reflect amounts receivable and payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF, along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, stock bonus, stock options, retention programs and employee investment funds.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated debits and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 28, 2006
Certified Public Accountants

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in a non-qualified stock option plan and a deferred bonus plan in which awards are based on sales production levels.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Deferred income taxes as of September 30, 2006 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Accrued expenses	$ 15,102
Deferred compensation	7,076
Capital expenditures	922
Total deferred tax assets	23,100
Deferred tax liabilities:	
Other	(215)
Capital expenditures	(405)
Total deferred tax liabilities	(620)
Net deferred tax assets	$ 22,480

The Company has recorded a deferred tax asset at September 30, 2006. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2006. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

The Company is a defendant in a series of lawsuits and arbitrations relating to an alleged mortgage lending program known as the "Premiere 72" program, that was administered by a company owned in part by two individuals who were registered as Financial Advisors with the Company in Houston. The lawsuits are pending in various courts, and several cases that had been removed to federal court were remanded to state court, and the plaintiffs are seeking reconsideration of that decision. In July 2005, the Company paid approximately $24 million in a settlement with approximately 380 claimants in this litigation, representing approximately two-thirds of the outstanding claims. In September 2006, the Company entered into a settlement with an additional 150 claimants for a lump sum of approximately $18 million. These settlements effectively extinguish the Company's liability with the exception of one remaining lawsuit in federal court involving one claimant family group.

On September 27, 2005, the State of Utah filed a petition for Order of Censure, Suspension of License and Imposition of Fine against the Company related to the alleged failure to supervise a former Financial Advisor. The Company and the Utah Securities Division settled this matter on October 16, 2006 by entry of a Consent Order whereby the Company agreed to pay a fine of $100,000. The Company neither admitted nor denied the State's allegations.

The Company was notified verbally by the NASD that it is considering an enforcement action related to failure to supervise a former Financial Advisor in Wisconsin. The Company and the NASD are actively discussing the matter, which if settled, could result in a fine.

The Company was notified by a draft Administrative Complaint that the Commonwealth of Massachusetts is considering an enforcement action related to failure to supervise certain branches in Massachusetts. The Company and the Commonwealth are actively discussing resolution of the matter, which if settled, could result in a fine.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the financial position or results of operations of the Company.



Independent Auditors' Report

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at September 30, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2006
Certified Public Accountants